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11019092

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68199

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Banc of Manhattan Capital, LLC
BBM CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5023 N. Parkway Calabasas
(No. and Street)

Calabasas (City) California (State) 91302 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Santiago A. (Jim) Bretado (818) 591-9007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vavrinek, Trine, Day & Co., LLP
(Name – *if individual, state last, first, middle name*)

8270 Aspen Street (Address) Rancho Cucamonga (City) California (State) 91730 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Santiago A. (Jim) Bretado, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Banc of Manhattan Capital, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

[signature]
Signature

EVP/Chief Financial Officer
Title

See attached
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) A report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

SUSAN JACQUELYN TROXLER
Commission # 1892475
Notary Public - California
Los Angeles County
My Comm. Expires Jun 12, 2014

Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me on this 22 (Date) day of February (Month), 20 11 (Year), by

(1) Santiago A. Bretado,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) ~~(,)~~ ~~(and~~

(2) ______________________________,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature [signature]
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______________________________

Document Date: ______________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

BANC OF MANHATTAN CAPITAL, LLC

DECEMBER 31, 2010

CONTENTS

Vavrinek, Trine, Day & Co., LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Members of
Banc of Manhattan Capital, LLC
Calabasas, California

We have audited the accompanying statement of financial condition of Banc of Manhattan Capital, LLC (the "Company") as of December 31, 2010, and the related statements of income, changes in members' equity, and cash flows for the period October 1, 2009 (inception) through December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banc of Manhattan Capital, LLC as of December 31, 2010, and the results of its operations and its cash flows for the period October 1, 2009 (inception) through December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Vavrinek, Trine, Day & Co., LLP

Rancho Cucamonga, California
February 23, 2011

8270 Aspen Street Rancho Cucamonga, CA 91730 Tel: 909.466.4410 Fax: 909.466.4431 www.vtdcpa.com

FRESNO • LAGUNA HILLS • PALO ALTO • PLEASANTON • RANCHO CUCAMONGA

BANC OF MANHATTAN CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS		
Cash	$	1,184,883
Receivable from clearing broker-dealer		375,934
Due from affiliates		573,012
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $160,281		134,768
Goodwill		279,391
Other assets		146,695
Total Assets	$	2,694,683
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Employee compensation and benefits payable	$	926,660
Accounts payable, accrued expenses, and other liabilities		57,334
Due to affiliates		48,000
Total Liabilities		1,031,994
Commitments and Contingencies and Guarantees (Notes 10 and 11):		-
MEMBERS' EQUITY		
Members' Equity Class A Units, 1,000,000 units authorized, 1,000,000 units issued and outstanding		999,000
Members' Equity Class B Units, 166,667 units authorized, 166,667 units issued and outstanding		1,000
Members' Equity Class C Units, 500,000 units authorized, 500,000 units issued and outstanding		500,000
Retained Earnings		162,679
Total Members' Equity		1,662,679
Total Liabilities and Members' Equity	$	2,694,673

The accompanying notes are an integral part of these financial statements.

BANC OF MANHATTAN CAPITAL, LLC

STATEMENT OF INCOME
FOR THE PERIOD OCTOBER 1, 2009 (INCEPTION) THROUGH DECEMBER 31, 2010

Revenues		
Gains and losses on riskless principal transactions	$	4,972,413
Whole loan broker fees		1,648,415
Consulting fees		890,719
Interest income		29,881
Other income		745,592
Total Revenues		8,287,020
Expenses		
Employee compensation and benefits		3,229,743
Commissions expense		2,835,956
Communications and data processing		774,719
Legal and other professional services		349,896
Occupancy		319,836
Travel and entertainment		139,266
Clearance fees		86,667
Interest expense		4,653
Other expenses		349,588
Total Expenses		8,090,324
Income before income taxes		196,696
State income tax expense		(10,100)
Net Income	$	186,596

The accompanying notes are an integral part of these financial statements.

BANC OF MANHATTAN CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE PERIOD OCTOBER 1, 2009 (INCEPTION) THROUGH DECEMBER 31, 2010

	Members' Equity Class A Units	Amount	Members' Equity Class B Units	Amount	Members' Equity Class C Units	Amount	Retained Earnings	Total
Contributions, October 1, 2009	1,000,000	$999,000	166,667	$ 1,000	-	$ -	$ -	$ 1,000,000
Issuance of units	-	-	-	-	500,000	500,000	-	500,000
Net income	-	-	-	-	-	-	186,596	186,596
Distributions	-	-	-	-	-	-	(23,917)	(23,917)
Balance, December 31, 2010	1,000,000	$999,000	166,667	$ 1,000	500,000	$500,000	$162,679	$ 1,662,679

The accompanying notes are an integral part of these financial statements.

BANC OF MANHATTAN CAPITAL, LLC

STATEMENT OF CASH FLOWS
FOR THE PERIOD OCTOBER 1, 2009 (INCEPTION) THROUGH DECEMBER 31, 2010

Cash Flows from Operating Activities	
Net income	$ 186,596
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	160,281
(Increase) in Operating Assets:	
Receivable from clearing broker-dealer	(375,934)
Due from affiliates	(573,012)
Goodwill	(279,391)
Other assets	(146,696)
Increase in Operating Liabilities:	
Employee compensation and benefits payable	926,661
Accounts payable, accrued expenses and other liabilities	57,344
Due to affiliates	48,000
Total adjustments	(182,747)
Net Cash Flows from Operating Activities	3,849
Cash Flows from Investing Activities	
Purchase of furniture, equipment and leasehold improvements	(295,049)
Cash Flows from Financing Activities	
Proceeds from issuance of Class A member units	999,000
Proceeds from issuance of Class B member units	1,000
Proceeds from issuance of Class C member units	500,000
Preferred dividend on Class C member units	(23,917)
Net Cash Flows from Financing Activities	1,476,083
Net Increase in Cash	1,184,883
Cash at the Beginning of the Period	-
Cash at the End of Year	$ 1,184,883
Supplemental Cash Flow Information:	
Interest payments	$ 4,653
Income tax payments	$ 5,800

The accompanying notes are an integral part of these financial statements.

BANC OF MANHATTAN CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Banc of Manhattan Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a single member limited liability company that is a wholly owned subsidiary of Manhattan Capital Markets, LLC ("MCM"). MCM is a multi-member limited liability company whose members include MBFS Holdings, Inc. ("MBFS"), which owns 70 percent of MCM, and Bodi Advisors, Inc. ("Bodi"), which owns 30 percent of MCM. MBFS is a wholly owned subsidiary of Manhattan Bancorp Holding Company, Inc. (the "Parent").

Reorganization – November 30, 2010

On October 1, 2009, MBFS purchased an interest in the Company by acquiring a 70 percent ownership from Bodi, who retained a 30 percent ownership. On November 30, 2010, both MBFS and Bodi transferred their respective interests in the Company to MCM, in exchange for MCM issuing member units to MBFS (70 percent ownership) and Bodi (30 percent ownership). In addition to owning 100 percent of the Company, MCM also has a 100 percent ownership in three other corporations that include a mortgage warehouse lender, a consulting firm, and a company in the process of registering with the State of California as an investment advisor.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Standards Codification

The Financial Accounting Standards Board ("FASB) has issued FASB Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*, effective for periods ending after September 15, 2009. This Statement establishes the FASB Accounting Standards Codification ("ASC") as the single source of authoritative United States generally accepted accounting and reporting standards for nongovernmental entities, in addition to guidance issued by the SEC and these financial statements are referenced accordingly.

Basis of Presentation

The Company is engaged in a business as a securities broker-dealer, which comprises several classes of services, including riskless principal securities transactions, consulting, and brokering the purchase and sale of mortgage whole loans. The Company's financial statements are consolidated with MCM's financial statements, which in turn are consolidated with the Parent's financial statements with a non controlling interest allocation for Bodi's ownership. All material intercompany balances and transactions are eliminated in the consolidation.

15 Month Period Presentation for Financial Statements

The Company received regulatory approval to begin operations as a licensed broker-dealer on December 23, 2009. As a result, no audited financial statements were issued at December 31, 2009. Accordingly, this first issuance of audited financial statements will encompass the period beginning on October 1, 2009 (the date of MBFS initial purchase of its interest in the Company) and ending on December 31, 2010.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate current fair value.

Income Taxes

As a limited liability company, the Company is taxed as a pass-through entity as a partnership. All taxable income and expense items are distributed to its members based on their respective percentage of ownership. The Company is liable only for minimum State taxes and a license fee based on revenues generated as defined by the State of California. The Company pays no Federal taxes.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Goodwill

Goodwill represents the cost of the Company in excess of the fair value of net tangible assets and other intangible assets recorded at acquisition date. In accordance with ASC 350-20, goodwill is not amortized, but tested annually for impairment or more frequently if certain events having a material impact on the Company's value occur. An impairment loss, calculated as the difference between the estimated fair value and the carrying value of goodwill, is recognized if the estimated fair value is less than the corresponding carrying value.

The Company completed its annual goodwill impairment test as of August 31, 2010, and concluded that no impairment had occurred.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Gains and Losses on Riskless Principal Transactions

The Company trades for its own account on a riskless principal transactions basis to effectuate customers' buy and sell orders. Gains and losses on riskless principal securities transactions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Whole Loan Broker Fees

The Company acts as agent on certain transactions involving whole loan mortgages, matching prospective buyers and sellers for these transactions. Fees earned on these transactions are accounted for on the date cash is received, which is on or shortly after the settlement date of the transaction. Until such time, the probability that the transaction may be abandoned is relatively high for a number of reasons including the fact that the loan population will not meet the buyer's requirements.

Consulting Fees

Consulting fees are recognized as earned on a pro rata basis as services are provided under the financial terms of the agreements with clients. Fees are generally received within 30 days of invoicing during the term of the contract, and some agreements contain provisions for fees to be paid in advance of or at the beginning of the term.

Other Income

Other income consists of amounts received as reimbursement for certain expenses incurred by the Company on behalf of one of the Company's executives. This arrangement was discontinued as of December 23, 2009.

Subsequent Events

In preparing the accompanying financial statements, the Company has evaluated subsequent events that have occurred after December 31, 2010, for recognition and disclosure through February 23, 2011, which is the date the financial statements were available to be issued. The Company did not have any material subsequent events that are required to be disclosed in the financial statements.

NOTE 3 - FAIR VALUE

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 3 - FAIR VALUE, Continued

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company have the ability to access.

Level 2 - inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 - are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Fair Value Option

FASB ASC 825, *Financial Instruments*, provides a fair value option election that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The fair value option has been elected for certain financial instruments that are not accounted for at fair value under other applicable accounting guidance. The Company had no such assets at December 31, 2010.

NOTE 4 - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to Paragraph (k)(2)(ii). As an introducing broker-dealer, the Company clears customer transactions on a fully disclosed basis with its clearing broker-dealer and does not receive or hold customer funds or securities. The Company would promptly transmit all customer funds and securities to the clearing broker-dealer in the event any were received by the Company in error. The clearing broker-dealer carries all of the accounts of such customers and maintains and preserves such books and records. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements for broker-dealers, nor provide information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission.

The Company's clearing broker-dealer at December 31, 2010, was Legent Clearing, LLC ("Legent"). On November 24, 2010, the Company entered into a clearing agreement with the Broadcort Division ("Broadcort") of Merrill Lynch, Fenner & Smith Incorporated, a clearing broker-dealer. The Company began clearing certain of its customers' securities transactions through Broadcort on January 7, 2011. The Company has notified Legent of its intention to terminate its clearing agreement on March 31, 2011.

NOTE 5 - RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER-DEALER

Amounts receivable from and payable to clearing broker-dealer at December 31, 2010, consist of the following:

	Receivable	Payable
Gains and losses on riskless principal transactions, net of clearance fees	$ 325,934	$ -
Clearing deposit	50,000	-
	$ 375,934	$ -

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The Company deposited with the clearing broker-dealer $50,000 in cash.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company has significant related party balances with affiliates on the Statement of Financial Condition as described below.

Cash

The Company maintains operating cash balances at affiliated banks. At December 31, 2010, the Company had total balances of $190,959 deposited with affiliated banks.

Due from Affiliates

The Company provides personnel, premises, technology and administrative services to several affiliates. Under an expense sharing agreement, the Company allocates costs of these services to the affiliates at the agreed upon percentages on a monthly basis. Amounts due from affiliates for these allocated costs total $318,765 at December 31, 2010.

The Company extended a loan to MCM on July 30, 2010, in the amount of $250,000. The loan is due on December 31, 2015, and accrues interest at four percent per annum. The total due from MCM at December 31, 2010, under the loan agreement, including accrued interest, was $254,247. Accrued interest income for the period October 1, 2009 (inception) through December 31, 2010, totaled $4,247.

Accounts Payable, Accrued Expenses, and Other Liabilities

The Company has accrued $5,000 payable to an officer of the Company for reimbursable travel and other expenses incurred on behalf of the Company.

NOTE 6 - RELATED PARTY TRANSACTIONS, Continued

Due to Affiliates

The Company has an expense sharing agreement with MBFS. Under the agreement, MBFS provides various services to the Company including human resources, payroll and benefits management, accounting support, director's fees, costs for outside auditors, and data storage. At December 31, 2010, the Company owed MBFS $48,000 under this agreement. Total costs for the period October 1, 2009 (inception) through December 31, 2010, were $186,431 (as shown in the schedule below).

Included in the Statement of Income are revenues and expenses resulting from various activities with certain affiliates. The Company provides consulting services to an affiliate and earns a fee based on the amount of resulting investments. The Company also earns interest on a loan to MCM as described in this Note 6 above. The Company also received an expense reimbursement from a related party for activities conducted prior to being registered as a broker-dealer, which is reflected in other income on the accompanying Statement of Income.

The following table sets forth the Company's related party revenues and expenses for the period October 1, 2009 (inception) through December 31, 2010:

Consulting fees	$	56,317
Interest income		4,247
Other income		745,592
Total Revenues	$	806,156
Communications and data processing	$	2,235
Interest expense		4,653
Other expenses		179,543
Total Expenses	$	186,431

NOTE 7 - CLASS C MEMBER UNITS

On November 30, 2010, the Company authorized and issued 500,000 Class C Member Units to MCM (previously issued to MBFS in February 2010), at the purchase price of $1 per unit. The units are non-voting and are entitled to receive a cumulative, but not compounded, preferred return of six percent per annum on the amount of their Net Capital Contributions. The preferred return is payable by the Company monthly on the first day of each month. Total distributions of the preferred return during the period October 1, 2009 (inception) through December 31, 2010, were $23,917.

NOTE 8 - EMPLOYEE BENEFIT PLANS

The Company has a 401(k) Profit Sharing Plan for all employees and permits voluntary contributions of their compensation on a pre-tax basis. The plan is maintained by the Parent and the Company's employees are participants of the plan. The Parent's Board of Directors approved a contribution for 2010 matching 100 percent of the employee's contribution up to the first 3 percent of the employee's total compensation and matching 50 percent of the employee's contribution up to the next 2 percent of the employee's total compensation. The Company's expense relating to the contributions made to the 401(k) was $165,767 for the period October 1, 2009 (inception) through December 31, 2010.

Participants are 100 percent vested in their own voluntary contributions. The Company's matching contribution was made using "safe harbor" guidelines, which must be elected each year by the Company's Board. "Safe Harbor" contributions are immediately vested.

NOTE 9 - FINANCIAL INSTRUMENTS

Financial Instruments with Off-Balance-Sheet Risk

As an introducing broker-dealer, the Company is engaged in buying and selling securities for a diverse group of customer's primarily financial institutions. The Company introduces these customer transactions for clearance to its clearing broker on a fully-disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the Company's ability to liquidate the customer's collateral at an amount equal to the original contracted amount. The clearing agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by the Company's customers. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and seeks to control the aforementioned risks by establishing and monitoring limits on its customers' transaction volumes based on a review of credit worthiness.

In accordance with industry standards, the Company's clearing broker-dealer records customer transactions on a settlement date basis, which is generally three business days after the trade date. Other instruments traded by the Company, such as mortgaged-backed TBA's which provide for the delayed delivery of the underlying instrument, involve off-balance sheet risk. The clearing broker-dealer is therefore exposed to risk of loss on these transactions in the event the customer's inability to meet the terms of its contracts, in which case Legent may have to purchase or sell the underlying financial instrument at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by Legent is charged back to the Company.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 10 - COMMITMENTS AND CONTINGENCY

The Company assumed an obligation under an operating lease with a term of 24 months commencing on June 1, 2010. The lease provides the Company with the option to terminate the lease agreement at the end of 12 months. If the Company exercises this option, a fee in the amount of $6,996 must be paid. Aggregate annual rentals for office space at December 31, 2010, for the entire term of the lease are approximately listed as follows:

Year Ending	Amount
2011	$ 174,150
2012	72,563
Total	$ 246,713

The lease agreement contains an automatic renewal if neither party terminates the lease under the terms of the agreement. Rent expense for the period October 1, 2009 (inception) through December 31, 2010, aggregated to $202,729 and is included in the occupancy expense line item on the Statement of Income.

Litigation

In the normal course of business, the Company could be named as a defendant in lawsuits, arbitrations and administrative claims incidental to its securities business. The Company has recorded reserves for legal proceedings in Accounts Payable, Accrued Expenses, and Other Liabilities in the accompanying Statement of Financial Position. The determination of these reserve amounts may require significant judgment on the part of management. Management of the Company believes that adequate reserves have been established for any pending litigation. Management of the Company further believes, after consultation with outside legal counsel, there are no pending legal proceedings to which the Company is a party and which may have a materially adverse effect on the Company's financial position or results of operations.

NOTE 11 - GUARANTEES

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

NOTE 11 - GUARANTEES, Continued

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as its clearing broker, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 12 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net capital of $528,813, which was $460,013 in excess of its required net capital of $68,800. The Company's net capital ratio was 1.95 to 1.

NOTE 13 - INCOME TAXES

As a Limited Liability Company, the Company is taxed as a pass-through entity partnership. All taxable income and expense items are distributed to its members in proportion to their respective percentage of ownership. The Company is liable only for minimum State taxes and a license fee based on revenues generated as defined by the State of California. State tax expense for the period October 1, 2009 (inception) through December 31, 2010, totaled $10,100 and is included in the State income tax expense line item on the Statement of Income. The Company pays no Federal taxes.

Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

BANC OF MANHATTAN CAPITAL, LLC

SCHEDULE I – COMPUTATION OF NET CAPITAL
DECEMBER 31, 2010

Computation of Net Capital under Rule 15c3-1 of the SEC as of December 31, 2010:

Net Capital	
Total members' equity	$ 1,662,679
Deduct members' equity not allowable for net capital	-
Total Members' Equity Qualified for Net Capital	1,662,679
Deductions/Charges	
Non-allowable Assets:	
Due from affiliates	573,012
Furniture, equipment and leasehold improvements, net	134,768
Goodwill	279,391
Other assets	146,695
Total Deductions/Charges	1,133,866
Net Capital Before Haircuts on Securities Positions (Tentative Net Capital)	528,813
Aggregate Indebtedness	
Items included in the statement of financial condition:	
Employee compensation and benefits payable	926,660
Accounts payable, accrued expenses, and other liabilities	57,344
Due to affiliates	48,000
Total Aggregate Indebtedness	1,032,004
Computation of Basic Net Capital Requirement	
Minimum net capital required:	
Company	68,800
Excess Net Capital at 1,500 Percent	**$ 460,013**
Excess Net Capital at 1,000 Percent	**$ 425,613**

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2010.

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

Board of Directors and Members of
Banc of Manhattan Capital, LLC
Calabasas, California

In planning and performing our audit of the statement of financial condition of Banc of Manhattan Capital, LLC, (the "Company"), as of December 31, 2010, and the accompanying statements of income, changes in members' equity, and cash flows for the period October 1, 2009 (inception) through December 31, 2010, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

8270 Aspen Street Rancho Cucamonga, CA 91730 Tel: 909.466.4410 Fax: 909.466.4431 www.vtdcpa.com

FRESNO • LAGUNA HILLS • PALO ALTO • PLEASANTON • RANCHO CUCAMONGA

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Vavrinek, Trine, Day & Co., LLP

Rancho Cucamonga, California
February 23, 2011

BANC OF
MANHATTAN / CAPITAL

AUDITED FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2010

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors and Member of
Banc of Manhattan Capital, LLC
Calabasas, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Banc of Manhattan Capital, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Banc of Manhattan Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Banc of Manhattan Capital, LLC's management is responsible for Banc of Manhattan Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Vavrinek, Trine, Day & Co., LLP

Rancho Cucamonga, California
February 23, 2011

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended DECEMBER 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068199 FINRA DEC
BOM CAPITAL LLC 21*21
BANC OF MANHATTAN CAPITAL
ATTN: JIM BRETADO
5023 PARKWAY CALABASAS 2ND FL
CALABASAS CA 91302-1421

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JIM BRETADO 818-591-9007

2. A. General Assessment (item 2e from page 2)		$ 18,262
B. Less payment made with SIPC-6 filed (exclude interest) JULY 27, 2010 Date Paid		(8,189)
C. Less prior overpayment applied		(Ø)
D. Assessment balance due or (overpayment)		10,073
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		Ø
F. Total assessment balance and interest due (or overpayment carried forward)		$ 10,073
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 10,073	
H. Overpayment carried forward	$(Ø)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BOM CAPITAL, LLC
(Name of Corporation, Partnership or other organization)

Santiago A. Bretado
(Authorized Signature)

Dated the 9TH day of FEBRUARY, 20 11.

EVP / CHIEF FINANCIAL OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN 1, 2010
and ending Dec 31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 7,393,528

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions Ø

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 86,595

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 2,256

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø

Enter the greater of line (i) or (ii) 2,256

Total deductions 88,851

2d. SIPC Net Operating Revenues $ 7,304,677

2e. General Assessment @ .0025 $ 18,262

(to page 1, line 2.A.)

BANC OF
MANHATTAN / CAPITAL

SUPPLEMENTAL SIPC REPORT
WITH
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

DECEMBER 31, 2010